SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

David Lockwood
President and Chief Executive Officer
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054
(408) 855-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Roger Aaron, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10035 (212) 735-3000	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by InterTrust Technologies Corporation on November 22, 2002 (the “Original Schedule 14D-9”), as amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on December 5, 2002, Amendment No. 2 to Schedule 14D-9 filed with the Commission on December 13, 2002 and Amendment No. 3 to Schedule 14D-9 filed with the Commission on December 17, 2002 (as so amended, the “Schedule 14D-9”). Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8:    Additional Information to be Furnished.

Item 8 is amended and supplemented by inserting the following text as a new paragraph at the end of the subsection entitled “Antitrust—European Union”:

On December 20, 2002, the parties received clearance for the transaction from the European Commission.

Item 8 is amended and supplemented further by inserting the following text after the final paragraph of the subsection entitled “Appraisal Rights”:

Extension of Offer.    On December 23, 2002, Parent issued a press release announcing the extension of the Offer until 12:00 midnight, New York City time, on Thursday, January 2, 2003, unless further extended. Accordingly, the term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, January 2, 2003, unless and until Purchaser, in accordance with the Merger Agreement and the terms of the Offer, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended by Purchaser, will expire. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, December 20, 2002.

The Offer has been extended because the waiting periods applicable to Philips and SCA under the HSR Act have not expired. As previously disclosed in the Offer to Purchase, the required waiting period under the HSR Act for the Offer and the Merger will expire at 11:59 p.m., New York City time, on Thursday January 2, 2003, which is the later of the expiration of the waiting periods applicable to Philips and SCA, unless the applicable waiting period is earlier terminated or extended by the FTC or the Antitrust Division.

Parent has been advised by the Depositary that, as of 12:00 midnight, New York City time, on Friday, December 20, 2002, approximately 84,618,004 Shares (including Shares subject to guaranteed delivery) had been tendered and not withdrawn, representing approximately 85% of the outstanding Shares.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERTRUST TECHNOLOGIES CORPORATION

By:	/S/ DAVID LOCKWOOD

Name:	David Lockwood
Title:	President and Chief Executive Officer

Dated:  December 23, 2002